

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2016

Mail Stop 4720

<u>Via E-mail</u>
Ms. Lauri A. Wood
Chief Financial Officer
Peoples Financial Corporation
Lameuse and Howard Avenues
Biloxi, Mississippi 39533

      Re: Peoples Financial Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed March 18, 2015
              File No. 001-12103

Dear Ms. Wood:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Stephanie L. Sullivan

                            Stephanie L. Sullivan
                            Senior Assistant Chief Accountant
                            Office of Financial Services